Exhibit 99.1

June 8, 2006

Mr. Jason Berg, Chief Accounting Officer
AMERCO
1325 Airmotive Way, Ste. 100
Reno, Nevada 89502

Dear Mr. Berg

As stated in Note 3 to the financial statements of AMERCO and consolidated entities for the year ended March 31, 2006, the Company changed its method of accounting for inventory from the last-in first-out (LIFO) using an internal index method to using an external index method. The Company states that the newly adopted accounting principle is preferable in the circumstances because the external index approach more accurately determines income through the process of matching costs against revenues as the Consumer Price Index (CPI) is applied to saleable inventory, which is consumed by customers, and the Purchase Price Index (PPI) is applied to production inventory, which is consumed in the manufacturing process. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur in management’s judgment that the newly adopted accounting principle described in Note 3 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

/s/ BDO Seidman, LLP